UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LLOYDS BANKING GROUP PLC

LBG CAPITAL NO. 1 PLC

(Names of Subject Companies (Issuers))

LBG CAPITAL NO. 1 PLC

(Name of Filing Person (Offeror))

LBG Capital No. 1 plc 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473106283 and XS0471767276)

LBG Capital No. 1 plc 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473103348 and XS0471770817)

(Title and CUSIP No. of Class of Securities)

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John W. Banes
Davis Polk & Wardwell London LLP

5 Aldermanbury Square
London EC2V 7HR
United Kingdom
Tel. No.: 011-44-207-418-1300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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On January 29, 2016, Lloyds Banking Group plc (the “Company”) issued a press release in which LBG Capital No. 1 plc and LBG Capital No. 2 plc announced their intention to commence concurrent tender offers for certain of their outstanding euro and sterling denominated enhanced capital notes (the “Non-US Offer”) and certain US dollar denominated enhanced capital notes (the “US Dollar Offer”) for cash. Only the US Dollar Offer will be available to holders of enhanced capital notes that are U.S. residents. The press release is attached as Exhibit 99(a)(5).

The tender offers, including the US Dollar Offer, have not commenced. The attached exhibit is for information purposes only and shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities nor an offer to sell or solicitation of an offer to purchase new securities. Upon commencement of the US Dollar Offer, the Company will file with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO (including an Offer to Purchase contained therein) relating to the US Dollar Offer. Holders of the enhanced capital notes are urged to read carefully these documents when they become available because they will contain important information about the US Dollar Offer. Copies of these documents are available for free by visiting EDGAR on the SEC website at www.sec.gov.

Item 12. Exhibits.

The following is included as an exhibit to this Schedule TO:

Number	Description
99(a)(5)	Press release announcing LBG Capital No. 1 plc’s and LBG Capital No. 2 plc’s intention to commence tender offers, dated January 29, 2016.

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2016

LBG CAPITAL NO. 1 plc
By:	/s/ Richard Shrimpton
	Name:	Richard Shirmpton
	Title:	Group Capital Markets Issuance Director

LLOYDS BANKING GROUP PLC
By:	/s/ Vishal Savadia
	Name:	Vishal Savadia
	Title:	Head of Capital Issuance and Structuring

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EXHIBIT INDEX

Number	Description
99(a)(5)	Press release announcing LBG Capital No. 1 plc’s and LBG Capital No. 2 plc’s intention to commence tender offers, dated January 29, 2016.

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